FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

Commission File No.000-31815

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Translation of registrant’s name into English)

5985 MCLAUGHLIN ROAD
MISSISSAUGA, ONTARIO L5R 1B8
CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):                           .

Attached hereto as Exhibit 99.1 is the press release of the registrant, dated January 29, 2004, announcing the registrant’s pricing of its offering of common shares.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE

By:	/s/ Jonathan Lundy

Name:	Jonathan Lundy
Title:	Vice President, General Counsel and
Corporate Secretary

Date: January 29, 2004

EXHIBIT INDEX

The following exhibit is part of this Form 6-K:

Exhibit	Description

99.1	Press Release of the registrant, dated January 29, 2004.